Exhibit 99.1

Fitell Corporation Launches Solana (SOL) Digital Asset Treasury with $100M Financing Facility, with Focus on Yield and On-Chain DeFi Innovation

- Intends to become the largest publicly listed holder of SOL based in Australia -

-Appoints advisors, David Swaney and Cailen Sullivan, to lead digital asset treasury strategy and yield generation through actively managed DeFi and structured product strategies-

Taren Point, Australia – September 23, 2025 – Fitell Corporation (NASDAQ: FTEL) (“Fitell” or the “Company”), a global provider of fitness equipment and health solutions, today announced it has secured an up to $100M facility to support the launch of its Solana treasury strategy, marking the first Solana-based digital asset treasury in Australia.

Key Highlights

●	DeFi and Yield Roadmap: Designed to generate outsized yields by deploying SOL assets across a diversified suite of on-chain DeFi and derivatives strategies. This includes structured products such as options, snowballs, on-chain liquidity provisioning, and other highly liquid strategies with managed downside risk. Each approach offers varying levels of returns, alpha generation, and duration. Returns generated will be reinvested into the treasury reserve, compounding the velocity of SOL accumulation, increasing SOL-per-share and strengthening alignment with the Solana community.

●	Australian Dual Listing: Fitell has initiated steps toward a dual listing on the Australian Securities Exchange (ASX), broadening access and exposure for regional investors to SOL.

●	Rebrand: Following the initial launch of the Solana treasury, the Company plans to rebrand to “Solana Australia Corporation”.

●	Security: Initial SOL assets will be custodied with BitGo Trust Company, Inc. in the U.S. and staked through institutional-grade infrastructure.

Digital Asset Treasury Advisors

Fitell has appointed David Swaney and Cailen Sullivan as advisors to lead the Company’s digital asset treasury roadmap. Their mandate focuses on designing strategies to optimize treasury performance through decentralized finance (DeFi) opportunities, risk management frameworks, and yield innovation beyond traditional staking models.

●	David Swaney has been active in the digital asset space since 2017, focusing on institutional adoption of on-chain finance. His extensive advisory and consulting experience spans treasury design, structured yield strategies, and market infrastructure.

●	Cailen Sullivan has been active in the digital asset space for over a decade and was an early hire at Coinbase in 2013. Recently, he has been primarily focused on investing and supporting projects across the Solana ecosystem, and is a co-founder of Adrena, one of the leading perpetuals DEXs on Solana based on trading volume.

“We believe that digital asset treasuries are laying the blueprint for digital asset ETFs,” said David Swaney. “The ability to generate yield on assets beyond staking will be the defining differentiator, and we intend to lead this effort.”

“Our strategy focuses not only on Solana itself, but the broader ecosystem of applications being built on top. By deploying more assets on-chain, we aim to generate outsized returns, setting a new benchmark for performance in digital asset management while supporting the growth of DeFi applications on Solana,” said Cailen Sullivan.

Both advisors commented:

“As advisors, we are excited to position this as the most innovative Solana-aligned treasury in the market. While scale varies among peers, our focus is value creation through capital concentration in the Solana ecosystem. By bringing assets on-chain and integrating with native projects, we believe we can deliver value to shareholders while advancing the ecosystem. Our goal is to demonstrate that strategy and alignment can rival scale and set a benchmark for Solana-native treasuries.”

Sam Lu, Chief Executive Officer of Fitell Corporation, commented:

“The launch of our Solana digital asset treasury positions Fitell at the forefront of Solana adoption in the regions of Australia and Asia Pacific. Our ambition to become the region’s largest publicly listed Solana holder underscores our conviction in the network’s long-term potential. With the expertise of David Swaney and Cailen Sullivan, we are excited to execute on a roadmap that combines innovation, yield generation, and disciplined risk management.”

The Company will further discuss its digital asset treasury today at 4:00 p.m. ET on September 23, 2025 during a live session hosted on @MarioNawfal or @RoundtableSpace.

To support initial SOL acquisitions, the Company has entered into an up to $100M convertible note facility with a U.S.-based institutional investor, of which $10M from the initial closing will be immediately deployed to purchase SOL.

Rodman & Renshaw acted as exclusive placement agent for the financing.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Company’s Report of Foreign Private Issuer on Form 6-K to be filed with the Securities and Exchange Commission on September 23, 2025.

About Fitell Corporation

Fitell Corporation, through GD Wellness Pty Ltd (“GD”), its wholly owned subsidiary, is an online retailer of gym and fitness equipment both under its proprietary brands and other brand names in Australia. The company’s mission is to build an ecosystem with a whole fitness and wellness experience powered by technology to our customers. GD has served over 100,000 customers with large portions of sales from repeat customers over the years. The Company’s brand portfolio can be categorized into three proprietary brands under its Gym Direct brand: Muscle Motion, Rapid Motion, and FleetX, in over 2,000 stock-keeping units (SKUs). For additional information, please visit the Company’s website at www.fitellcorp.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including market and other conditions, and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Chief Financial Officer

Edwin Tam

edwin@gymdirect.com.au

Investor Relations

ir@fitellcorp.com